Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 16, 2017

Via EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Fixed-Income Shares, Inc. --AB Government Money Market Portfolio Post-Effective Amendment No. 46 File Nos. 33-34001 and 811-06068

Dear Mr. Gregory:

This letter provides an initial response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendment to the registration statement filed on June 26, 2017, on Form N-1A for AB Government Money Market Portfolio (the "Fund"), a series of AB Fixed-Income Shares, Inc. (the "Registrant"), as provided orally to Anna C. Weigand of this office on August 4, 2017.

The Staff's comment and Registrant's response thereto are discussed below. The Registrant's responses to the Staff's remaining comments will be included in a letter provided to the Staff prior to the effective date of the post-effective amendment.

Comment:	Please file a completed fee table and examples via EDGAR correspondence prior to the post-effective amendment to the Fund's registration statement under Rule 485(b) in time for the Staff to review those items.

Response:	The requested items appear below:

Shareholder Fees (fees paid directly from your investment)

Class B Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
MaximumDeferred Sales Charge (Load) (as a percentage of offering price or redemption proceeds, whichever is lower)	4.00%(a)

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class B
Management Fees(b)	.20%
Distribution and/or Service (12b-1) Fees	1.00%
Other Expenses:
Transfer Agent	.24%
Other Expenses	.01%
Total Other Expenses	.25%(c)
Total Annual Portfolio Operating Expenses	1.45%

(a)	Class B shares automatically convert to Class A shares after eight years. The CDSC decreases over time. For Class B shares, the CDSC decreases 1.00% annually to 0% after the fourth year.
(b)	Management fees have been restated to reflect the current management fee, which became effective June 1, 2016.
(c)	Total Other Expenses are based on estimated amounts for the current fiscal year.

Examples

The Examples are intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your Portfolio shares at the end of those periods. The Examples also assume that your investment has a 5% return each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class B
After 1 Year	$ 548
After 3 Years	$ 659
After 5 Years	$ 792
After 10 Years	$ 1,520

You would pay the following expenses if you did not redeem your shares at the end of the period:

Class B
After 1 Year	$ 148
After 3 Years	$ 459
After 5 Years	$ 792
After 10 Years	$ 1,520

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Anna C. Weigand
Anna C. Weigand

cc:	Nancy Hay, Esq. Emilie D. Wrapp, Esq. Paul M. Miller, Esq.